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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 2034 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

OmniCap, LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas – 23rd Floor
(No. and Street)

New York   **NY**   **10019**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Snider   **212-486-8929**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name - if individual, state last, first, middle name)

11 Broadway   **New York**   **NY**   **10004**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

OMNICAP, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

* * * * * *

OmniCap, LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]		Report of Independent Registered Public Accounting Firm.
[x]	(a)	Facing Page.
[x]	(b)	Statement of Financial Condition.
[ ]	(c)	Statement of Operations.
[ ]	(d)	Statement of Changes in Member's Equity.
[ ]	(e)	Statement of Cash Flows.
[ ]	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
[x]		Notes to Financial Statements.
[ ]	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ]	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (not applicable).
[ ]	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x]	(l)	An Affirmation.
[ ]	(m)	Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
[ ]	(n)	Management Statement Regarding Compliance with the Exemption Provision for SEC Rule 15c3-3.
**		*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The accompanying notes are an integral part of this statement of financial condition.

AFFIRMATION

I, Robert Snider, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to OmniCap, LLC as of and for the year ended December 31, 2020, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

General Securities Principal
Title

MANISH D. KANTAWALA
Notary Public

MANISH D. KANTAWALA
02/22/2021

My Commission Exp. 01/31/2022



MANISH D KANTAWALA
Notary Public
Connecticut
My Commission Expires Jan 31, 2022



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
OmniCap, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of OmniCap, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as OmniCap, LLC's auditor since 2014.

New York, NY

March 4, 2021

OmniCap, LLC

Statement Financial Condition
December 31, 2020

Assets		
Cash	$	71,386
Commissions receivable		5,000
Total assets	**$**	**76,386**
Liabilities and Member's Equity		
Liabilities:		
Accrued expenses and other liabilities	$	16
Member's equity		76,370
Total liabilities and member's equity	**$**	**76,386**

The accompanying notes are an integral part of this statement of financial condition.

OmniCap, LLC

Notes to Statement Financial Condition
December 31, 2020

1. **Organization**

    OmniCap, LLC (the "Company"), is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company's main activity is to raise capital for various types of businesses and to source liquidity for a range of asset pools or fund interests. In addition, from time-to-time, the Company may work with fund managers to support asset gathering of new fund initiatives. All of these exclusively involve private placement business. This business is conducted with institutions where the Company acts as a fee-based intermediary.

    The Company does not hold customers' cash or securities; therefore, it is not affected by SEC Rule 15c3-3.

2. **Significant Accounting Policies**

    The Company follows generally accepted accounting principles ("GAAP") established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition.

    Revenue

    The Company earns revenue by way of fees for advisory service and private placement fees. Revenues from services provided are recognized at the time there is persuasive evidence that the Company's performance obligations have been substantially completed pursuant to the terms of an engagement letter, the fee is determinable and collection of the related receivable is reasonably assured. Expenses directly associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded.

    Use of Estimates

    The preparation of this statement of financial condition in conformity with GAAP requires management to make   estimates and assumptions in determining the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

    Income Taxes

    The Company is a single member limited liability company. For tax purposes it is considered a disregarded entity and it does not file a tax return.

    In accordance with GAAP, management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. As of December 31, 2020, management has determined that there were no uncertain tax positions.

OmniCap, LLC

Notes to Statement Financial Condition
December 31, 2020

Contract Assets and Contract Liabilities

The Company did not have any contract assets or contract liabilities as of December 31, 2020.

	Contract Assets	Contract Liabilities
January 1, 2020	$ 146,668	$ -
Increase (decrease)	(146,668)	-
December 31, 2020	$ -	$ -

3. **Net Capital Requirements**

As a registered broker-dealer and member of FINRA, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires the Company to maintain minimum net capital, as defined, the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2020, the Company had net capital of approximately $71,000 that exceeded its requirement of $5,000 by approximately $66,000.

4. **Related Party Transactions**

The managing member entered into an arrangement that provides office space and administrative services to the Company at no cost, as well as payment of expenses in total of approximately $54,600 on behalf of the Company without seeking reimbursement, pursuant to a service agreement.

5. **Indemnifications**

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that could be made against the Company that have not yet occurred. The Company expects risk of loss to be remote.

6. **Concentrations**

Two customers generated approximately 98% of the revenues for the year 2020.

The Company's cash is held at one financial institution and is fully insured by the Federal Deposit Insurance Corporation.

7. **New Accounting Pronouncements**

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, *Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to GAAP, an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, the Company recognizes as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The new CECL standard became effective on January 1, 2020, and the Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as the effective date.

8. **COVID-19**

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.